**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 6-K

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

**For the month of January 2002**

**Gracechurch Card**
**Funding (No. 1) PLC**
**(Exact name of Registrant as specified in its charter)**



PROCESSING
RECEIVED
MAR 1 4 2002
363
SECTION


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**54 Lombard Street,**
**London EC3P 3AH**
**United Kingdom**
**44-171-699-5000**

**(Address of Principal Executive Office)**

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20th February, 2002

GRACECHURCH CARD FUNDING (NO. 1) PLC

P. S. Crook

Name: Peter S Crook
Title: Director

NYB 1152458.2